September 14, 2026

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Anuja Majmudar
majmudara@sec.gov

RE: DELAYING AMENDMENT

Filed Pursuant to Rule 473 of the Securities Act of 1933

RAFEX GOLD CORP.

File No: 333-298857

CIK No. 0002152921

Registration Statement on Form S-1

Original S-1 Filing Date: September 10, 2026

Ladies and Gentlemen:

This Delaying Amendment is being filed by Rafex Gold Corp. (the "Company") pursuant to Rule 473 under the Securities Act of 1933, as amended, to delay the effective date of the Company's Registration Statement on Form S-1 (File No: 333-298857) originally filed on September 10, 2026. This filing is being made at the request of the staff of the Division of Corporation Finance to provide the staff sufficient time to complete its review of the Registration Statement prior to its effectiveness.

Pursuant to Rule 473 of the Securities Act of 1933, as amended, the registrant hereby amends this Registration Statement on Form S-1 on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Very truly yours,

RAFEX GOLD CORP.

By: /s/ Russell Brimage

Russell Brimage
President, Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

By: /s/ Richard Chiang

Richard Chiang
Chief Financial Officer and Director
(Principal Financial Officer and Principal Accounting Officer)

cc: Darian Andersen, General Counsel, PC